SECURI[redacted]MMISSION

02018042

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-49882

8-49882

FEB 19 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/00 (MM/DD/YY) AND ENDING 06/29/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mydiscountbroker.com, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11800 Webb Chapel Road, Suite 3000

(No. and Street)

Dallas, Texas 75081

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

200 Crescent Court, Suite 300, Dallas, Texas 75201-1885

(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02

OATH OR AFFIRMATION

I, Bruce Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mydiscountbroker.com, Inc., as of June 29, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

WENDI G. BAKER NOTARY PUBLIC STATE OF TEXAS EXPIRES 05-17-2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

The Board of Directors
Mydiscountbroker.com, Inc.:

We have audited the accompanying statements of financial condition of Mydiscountbroker.com, Inc. (a wholly owned subsidiary of Southwest Securities Group, Inc.) as of June 29, 2001 and June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Mydiscountbroker.com, Inc. as of June 29, 2001 and June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 1, 2001

MYDISCOUNTBROKER.COM, INC.
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Financial Condition

June 29, 2001 and June 30, 2000

Assets		**2001**	**2000**
Cash	$	182	457
Clearing deposit with affiliate		50,000	50,000
Securities owned, at market value		3,561,947	3,691,109
Fixed assets, net of accumulated depreciation of $166,806 and $97,801 in 2001 and 2000, respectively		299,855	288,094
Other assets		11,752	—
	$	3,923,736	4,029,660
Liabilities and Stockholder's Equity			
Accounts payable to affiliate	$	317,258	3,236,271
Accrued expenses		—	90,250
		317,258	3,326,521
Stockholder's equity (note 2):			
Common stock with $1 par value. Authorized 50,000 shares, issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		7,918,362	3,835,012
Accumulated deficit		(4,312,884)	(3,132,873)
		3,606,478	703,139
Commitments (note 4)			
	$	3,923,736	4,029,660

See accompanying notes to statements of financial condition.

(1) Summary of Significant Accounting Policies

(a) General

Mydiscountbroker.com, Inc. (Company) is a wholly owned subsidiary of Southwest Securities Group, Inc. (Parent). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (Act).

The annual statements of financial condition are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal years for 2001 and 2000 ended on June 29, 2001 and June 30, 2000, respectively.

The Company is a brokerage firm which offers discounted commissions to the investing public with an emphasis in trading over the Internet. The Company's brokers offer information to enable the client to make informed investment decisions but do not offer investment advice or recommendations. All customer transactions are cleared through an affiliate broker/dealer, SWS Securities, Inc., on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

(c) Securities Owned

Marketable securities are carried at quoted market prices. At June 29, 2001 and June 30, 2000, securities owned consisted of U.S. Government obligations and money market investments.

(d) Depreciation

Depreciation of fixed assets is provided over the estimated useful lives of the assets (five or seven years).

(e) Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(Continued)

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At June 29, 2001, the Company had net capital of $3,166,891, which is $2,916,891 in excess of its minimum net capital requirement of $250,000 at that date. At June 29, 2001, the Company had $317,258 in aggregate indebtedness.

(3) Federal Income Taxes

The Company files a consolidated Federal income tax return with the Parent. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. There were no material temporary tax differences that gave rise to a deferred tax asset or liability for the years ended June 29, 2001 and June 30, 2000.

(4) Commitments

On June 16, 2000, the Company entered into a noncancelable operating lease agreement for office space, with rental payments commencing January 2001. In March 2001, the Company assigned the lease agreement to Parent.

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Mydiscountbroker.com, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Mydiscountbroker.com, Inc. (a wholly owned subsidiary of Southwest Securities Group, Inc.) (the Company) for the year ended June 29, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 29, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 1, 2001

KPMG

MYDISCOUNTBROKER.COM, INC.
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Financial Condition

June 29, 2001 and June 30, 2000

(With Independent Auditors' Report Thereon)